UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               SCARAB SYSTEMS INC.
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                                (Name of Issuer)

                                     COMMON
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                         (Title of Class of Securities)

                                   450067 10 3
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                                 (CUSIP Number)

                                  March 1, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

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CUSIP No. 450067 10 3.
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     1.     Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
            THOMAS E MILLS
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     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [ ]
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     3.     SEC Use Only
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     4.     Citizenship or Place of Organization:   CANADIAN
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Number of         5.           Sole Voting Power     710,000
Shares           --------------------------------------------------------------
Beneficially      6.           Shared Voting Power   0
Owned by         --------------------------------------------------------------
Each Reporting    7.           Sole Dispositive Power   710,000
Person With      --------------------------------------------------------------
                  8.           Shared Dispositive Power   0
                 --------------------------------------------------------------
     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
               710,000
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     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions).................................
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     11.    Percent of Class Represented by Amount in Row (9)   5.5%
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     12.    Type of Reporting Person (See Instructions)  IN
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ITEM 1.
          (a)   Name of Issuer:     SCARAB SYSTEMS, INC.
          (b)   Address of Issuer:  406-280 NELSON STREET, VANCOUVER
                                    BRITISH COLUMBIA V6B 2E2

ITEM 2.
          (a)   Name of person filing:  THOMAS E. MILLS
          (b)   2708-939 Homer Street, Vancouver, BC  V6B 2W6
          (c)   Citizenship:  CANADIAN
          (d)   Title of Class of Securities:  COMMON SHARES
          (e)   CUSIP Number: 450067 10 3

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)   [   ]   Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).
          (b)   [   ]   Bank as defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c).
          (c)   [   ]   Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).
          (d)   [   ]   Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C  80a-8).
          (e)   [   ]   An investment adviser in accordance with
                        ss.240.13d-1(b)(1)(ii)(E);
          (f)   [   ]   An employee benefit plan or endowment fund in
                        accordance with ss.240.13d-1(b)(1)(ii)(F);
          (g)   [   ]   A parent holding company or control person in
                        accordance with ss. 240.13d-1(b)(1)(ii)(G);
          (h)   [   ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)   [   ]   A church plan that is excluded from the definition of
                        an investment company under section 3(c)(14) of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)   [   ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
         (a)   Amount beneficially owned: 710,000
         (b)   Percent of class: 5.5%
         (c)   Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote:  710,000
               (ii)  Shared power to vote or to direct the vote: 0
               (iii) Sole power to dispose or to direct the disposition of
                     710,000
               (iv)  Shared power to dispose or to direct the disposition of 0

ITEM 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following []

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

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ITEM 8. Identification and Classification of Members of the Group

Not applicable.

ITEM 9.   Notice of Dissolution of Group

Not applicable.

ITEM 10.  Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                March 8, 2004


                          /s/ Thomas E. Mills
                              Thomas E. Mills